ASIA SPECIAL SITUATION ACQUISITION CORP SIGNS AGREEMENT TO ACQUIRE TECHNOLOGY-ENABLED CLEAN COAL PRODUCER

Australian Coal Technology is Designed to Enhance Coal Energy and Further Environmental Initiatives

George Town, Cayman Islands, March 16, 2009– FOR IMMEDIATE RELEASE

Asia Special Situation Acquisition Corp. (“ASSAC”), a Cayman Islands-based special purpose acquisition corporation (NYSE Alternext: CIO.U, CIO and CIO.WS) announced here today that it has entered into a Share Exchange Agreement (the “Agreement”) with White Energy Company Limited (“White Energy”) and White Energy Technology Company Limited (“WET”).  Based in Sydney, Australia, White Energy is a public company traded on the Australian Stock Exchange (ASX: WEC).  WET is a wholly-owned subsidiary of White Energy.  Under the terms of the Agreement, ASSAC has agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET and the equity shares of the direct and indirect subsidiaries of WET. The resulting entity will be listed on the NYSE Alternext.

Under the terms of the Agreement, ASSAC has agreed to acquire from White Energy, through an exchange of shares, 100% of the share capital of WET and the equity shares of the direct and indirect subsidiaries of WET (with WET, the “Constituent Corporations”).  Upon completion of the transaction, it is anticipated that, in exchange for the WET shares, the Company will issue to White Energy a percentage of the aggregate number of ordinary shares of the Company to be issued and outstanding after giving effect to the share exchange, as shall be determined by the amount by which the “White Energy Market Value” (as defined) bears to the “Transaction Value” (as defined).   The White Energy Market Value has been fixed at approximately $157.0 million.  The Transaction Value is based on the amount of cash available at closing to ASSAC and the Constituent Corporations from equity issuances (including funds left in the ASSAC trust account) through the date of closing.  However, in no event, irrespective of the final calculations, will White Energy receive more than 72.5% of the fully diluted shares of ASSAC after giving effect to the acquisition.

Canaccord Capital Corporation and Roth Capital Partners LLC are serving as financial advisors to ASSAC in connection with the transaction with White Energy.

For further details concerning the transaction, reference is made to ASSAC’s Form 6-K filed with the Securities and Exchange Commission on March 16, 2009.

White Energy is a technology-enabled natural resources company. A wholly-owned subsidiary of WET owns the exclusive world-wide rights to commercialize the Binderless Coal Briquetting (“BCB”) clean coal upgrading technology developed by the Commonwealth Scientific Industrial Research Organization (CSIRO), the science agency of the Australian government.

The BCB clean coal upgrading technology is designed to upgrade high moisture, low rank/low value sub-bituminous, lignite, and brown coals through a proprietary patented process of dehydration and compaction.  Based upon third-party test results, White Energy believes that the upgraded coal product will produce an energy yield upon combustion similar to high rank bituminous coal and will meet all high rank thermal coal quality specifications for power utilities while retaining the lower pollutant emission profile of the feedstock coal. White Energy also believes that the upgraded coal product can be used interchangeably with high rank thermal coal for a number of applications, including power generation, and other advanced processes such as coal gasification, coal-to-liquids processes and ultra clean coal initiatives.

WET’s business plan is to develop a series of industrial-scale coal upgrading facilities at strategic locations throughout the world that are situated at or near large low rank coal deposits which have appropriate infrastructure for transporting the upgraded coal product. WET has identified a number of such locations and entered into a series of joint venture, development, and long term coal supply agreements.

White Energy believes that he average cost of production of upgraded BCB coal is significantly lower than the mining costs for most global thermal coal producers.  If such lower costs are demonstrated on a commercial scale, it wil position WET as a low cost producer of thermal grade coal with the added benefit of its product being substantially cleaner with regard to transportation, handling, combustion, and residue than traditional high energy coals. It is estimated that the upgraded coal will be marketable with a similar or premium price to conventional high rank thermal coals. Based upon the current and forecasted coal prices for the low rank feedstock and high rank bituminous coals, as well as the estimated capital and operating costs of the BCB technology, White Energy believes that its BCB coal upgrading process will enjoy a favorable long-term coal upgrading price arbitrage.

We believe that the benefits of the upgraded coal products resulting from the BCB technology include:

„           Higher energy content:  increased energy yield from combustion as compared to low rank feedstock coal by between 30% and 200% (depending on the original moisture content of the feedstock coal);

„           Reduced greenhouse gas emissions: more efficient burning characteristics as compared to low rank feedstock coal due to reduced moisture content resulting in lower CO2 and other emissions from combustion;

„           Reduced pollutant emissions: retention of the lower levels of sulphur dioxide, nitrogen oxide and heavy metals typically associated with the low rank feedstock coals which results in lower pollutant emissions from combustion as compared to high rank bituminous thermal coals;

„           Reduced residual pollution: BCB upgraded coal has ash content of approximately 6% as opposed to high rank bituminous thermal coals which typically have residual ash from combustion requiring disposal of 12% to 20% of the gross amount of the consumed coal;

„           Reduced levels of dust: lower levels of dust as compared with non-upgraded low-rank or high rank bituminous coals;

„           Lower spontaneous combustion risk: increased physical and chemical stability as compared to low rank feedstock coal, which permits the upgraded coal products to be handled, stored and transported in a similar manner as high rank bituminous thermal coal; and

„           Lower transportation costs: reduced moisture as compared to low rank feedstock coal, resulting in up to a 30% decrease in load volumes and associated transportation costs (depending on the original moisture content of the feedstock coal).

We recognize that the commercialization of the WET coal upgrading technology is subject to all of the risks inherent in the development of a new technology and product, including, that the actual cost of constructing coal upgrading facilities may exceed budgeted estimates, the inability to produce upgraded coal on a large scale commercial basis, market acceptance of the new product, and competitive technologies.  However, we and White Energy believe that the BCB coal upgrading technology represents a revolutionary development with significant potential world-wide application in the large and rapidly growing coal industry portion of the energy sector.  In view of the fact that a number of countries around the world have vast under-utilized low rank, high moisture coal resources, the BCB technology has the potential to represent a significant global market opportunity.  As the largest resources of low rank, high moisture coal in the world are situated in the United States, where approximately 500,000,000 tons of low rank high moisture coal are consumed annually without upgrading, we believe that deployment of the BCB technology is consistent with the objective of the United States to use its abundant coal resources to increase energy independence while minimizing emissions of greenhouse gases and other pollutants from transportation and combustion.

The BCB coal upgrading process has been developed over 15 years including the establishment of two pilot plants with production proven on a commercial scale to the extent of 90,000 ton per annum at its third plant in Cessnock, Australia. This facility has been used to perform upgrading of a large number of low rank coal samples from around the world (including samples from many large coal producers).  White Energy has advised that WET is now in the final stages of completing one of the largest clean coal facilities in the world – a 1,000,000 ton per annum facility based in Indonesia.

According to White Energy, the competitive benefits of the BCB technology include:

„           Mechanical patented process: a mechanical process, designed to work at coal mines, the BCB coal upgrading process is not a complex electronic, electromagnetic, or chemical process nor does it require binding agents to stabilize the upgraded coal that might otherwise affect the combustion characteristics and/or marketability of the upgraded coal product.

„           Low upgrading costs: ability to convert very low cost, low rank coals (sub-bituminous, brown, and lignite) to bituminous quality thermal coal in a very cost effective manner.

„           Time to market: With completion of construction and initiation of commissioning of a 1,000,000 ton per annum industrial-scale commercial plant module expected by early April 2009 and full commercial production expected by September 2009, White Energy believes that WET possesses first-mover advantages over potential competitors in the field of industrial-scale clean coal upgrading.

WET’s business model includes the development of BCB coal upgrading facilities in 1,000,000 ton per annum modules at mine-site or other strategic locations, individually or by way of joint venture, incorporating long-term feedstock coal supply agreements with owners of significant low rank coal deposits. Through its Constituent Corporations, WET has entered into certain joint venture initiatives to develop, construct and operate coal upgrading facilities, including:

„           a joint venture with Bayan Resources, a publicly traded coal producer, for the construction of a one million ton per annum commercial coal upgrading plant in Indonesia, scheduled for commissioning in April 2009 (with plans to increase capacity to as much as five million tons per annum by 2011); which joint venture (to be 51% owned by WET) includes a fixed price feedstock sub-bituminous coal supply agreement with Bayan Resources, and a five year upgraded coal offtake purchase agreement with Bayan Resources representing over $200 million in potential revenues to the joint venture over the five year period;

„           a second proposed Indonesian joint venture with Adaro Group, the largest coal company in Indonesia, and Itochu Corporation of Japan for a proposed initial one million ton per annum facility with increased capacity planned up to 8 million tons per annum;

„           an agreement to construct and operate all Asia-Pacific facilities with mining contractor Theiss, a wholly owned subsidiary of Leighton Industries, one of the largest publicly traded engineering, procurement and construction companies in Australia;

„           an agreement with Buckskin Mining Company (an indirect wholly owned subsidiary of Kiewit Corporation) for the development of a one million ton per annum coal upgrading facility in the Powder River Basin near Gillette, Wyoming, with planned increases in annual production capacity of up to eight million tons;

„           a letter of intent with Datang International Power Company Ltd, the second largest power generation company in China, for development of a production facility on Datang-owned sub-bituminous deposit in Inner Mongolia of up to 10 million tons per annum; and

„           a joint venture agreement with Black River Asset Management (a subsidiary of Cargill Corporation) whereby Black River will own a 49% equity interest in consideration for contributing up to $70 million in funding for exploitation of WET upgrading technology in Africa.

ASSAC’s President, Gary Hirst said “We believe that ASSAC’s shareholders will be delighted to have a significant equity stake in White Energy Technologies. We believe that the combination of the strong expected operating economics and the catalytic availability of our capital will drive the growth of the BCB business worldwide and will produce the type of returns our shareholders seek. We believe that the BCB technology addresses the global demand for a coal product that minimizes pollution in transportation, combustion and disposal of residual waste streams. White Energy’s technology is also of strategic importance to the United States and other countries around the world that are focused on energy independence.

The Obama Administration is actively challenging Americans to utilize technology to develop cleaner, more efficient coal-energy solutions, and The Obama Energy Plan has stated that it proposes to ‘develop and deploy clean coal technology’ so that we become less reliant on foreign oil while at the same time meeting our environmental stewardship obligations.  Steven Chu, the Secretary of Energy, has said, ‘The coal resources in the United States are immense. I am hopeful and optimistic we can use those resources in a clean way. It’s really a question of technology.’  We believe that the BCB coal upgrading technology fulfills both energy independence and environmental objectives today.”

White Energy’s President, John Atkinson said, “White Energy is very pleased to have the opportunity to utilize the SPAC mechanism by way of a transaction between WET and ASSAC to provide timely and important capital to roll out the proven BCB technology, as well as to achieve a public listing in the USA. Based on the experience of our management team and board of directors in the technology and coal industries over decades, we believe that with this funding to roll out our disruptive BCB technology, we will have the opportunity to transform the coal industry to drive lower costs of production of a cleaner and more stable coal-based fuel product. The BCB technology is the right technology at the right time, and its global potential is demonstrated by the number and caliber of the major industrial partners that seek to develop low rank coal deposits with WET.”

Forward Looking Statements

Certain information contained in this press release is forward-looking. All statements, other than statements of historical facts, included or referenced in this press release that address activities, events or developments which ASSAC  or White Energy expect or anticipate will or may occur in the future are forward-looking statements. Statements which include the words ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘believes,’’ ‘‘project,’’ ‘‘anticipate,’’ ‘‘will,’’ and similar statements of a future or forward-looking nature identify forward-looking statements.

These forward-looking statements are based on certain assumptions and analyses made by White Energy in its business plan in light of a number of factors, including its expertise and perception of historical and future business trends in the coal industry, the accuracy of budgeted capital expenditures and cash flow forecasts, and expected future developments with respect to the BCB clean coal upgrading technology.  However, whether actual results and developments will conform to the expectations of White Energy and the Company are subject to a number of risks and uncertainties (many of which are beyond the control of White Energy and the Company) that could cause actual results to differ materially from such expectations.  In addition, the commercialization of the BCB clean coal upgrading technology is subject to all of the risks and uncertainties inherent in the development of a new technology and product, including, the inability of the technology to produce lower-cost upgraded coal products; actual costs of construction of coal upgrading facilities exceeding budgeted amounts; delays in construction; working capital shortages that may require additional financings which may be unavailable; the inability to produce upgraded coal products on a large scale commercial basis; the inability to achieve market acceptance; competitive technologies; the inability to protect intellectual property rights; and price forecasts of coal-based fuel products exceeding actual market prices.

For further information, contact:

Crocker Coulson, President
CCG Investor Relations, Inc.
Tel: 646-213-1915
Email:  crocker.coulson@ccgir.com

Ed Job, CFA
CCG Investor Relations, Inc.
Tel:    646-213-1914
Email:  ed.job@ccgir.com